Exhibit 21.1

Subsidiaries of Galmed Pharmaceuticals Ltd.	Jurisdiction of Incorporation

Colospan Ltd.	Israel

Galmed International Ltd.	Malta

Galmed Research and Development Ltd.	Israel

Galtopa Therapeutics Ltd.	Israel

Galmed Therapeutics UK Limited*	England and Wales

OnKai, Inc.**	Delaware

* Wholly-owned subsidiary of Galmed Research and Development Ltd.

** Partially-owned subsidiary of Galtopa Therapeutics Ltd.